Exhibit 12.1

PEBBLEBROOK HOTEL TRUST
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(In thousands, except ratios)

	For the six months ended	For the year ended December 31,
	June 30, 2018	2017	2016	2015	2014	2013
Earnings
Add:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$84,720	$100,443	$138,670	$91,372	$66,729	$36,795
Fixed charges	22,831	41,878	48,204	43,478	30,089	27,799
Amortization of capitalized interest	45	89	77	15	—	—
Distributed income of equity investees	—	—	—	13,858	9,152	1,617
Total Added Items	107,596	142,410	186,951	148,723	105,970	66,211
Subtract:
Interest capitalized	—	—	(492)	(598)	—	(206)
Total Earnings	$107,596	$142,410	$186,459	$148,125	$105,970	$66,005

Fixed Charges
Add:
Interest expensed	$19,585	$35,259	$42,102	$38,803	$27,669	$23,938
Interest capitalized	—	—	492	598	—	206
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,042	2,040	1,513	(29)	(604)	(259)
Estimate of interest within rental expense	2,204	4,579	4,097	4,106	3,024	3,914
Total Fixed Charges	22,831	41,878	48,204	43,478	30,089	27,799
Preferred share dividends	8,063	16,126	19,679	25,965	25,095	22,969
Combined Fixed Charges and Preferred Share Dividends	$30,894	$58,004	$67,883	$69,443	$55,184	$50,768
Ratio of Earnings to Fixed Charges	4.71	3.40	3.87	3.41	3.52	2.37
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends	3.48	2.46	2.75	2.13	1.92	1.30